                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of March 2002


                           PETROLEUM GEO-SERVICES ASA
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F [X]    Form 40-F[ ]

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]    No [X]

      THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NO. 333-90379) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                       MARCH 11, 2002
SAM R. MORROW, SVP Finance & Treasurer
PHONE:  +1-281-589-7935
DAG W. REYNOLDS, Director European IR
PHONE:  +47 67 52 64 00

                      PETROLEUM GEO-SERVICES ANNOUNCES 2001
                       FOURTH QUARTER AND YEAR END RESULTS

FINANCIAL HIGHLIGHTS

     o Net income for the year ended December 31, 2001 is $4.5 million, compared to a ($211.5) million net loss for the year ended December 31, 2000; net loss for the 2001 fourth quarter is ($104.9) million, compared to ($200.3) million for the 2000 fourth quarter

     o Fourth quarter revenue increases by 42% over the 2000 fourth quarter - at approximately $299 million, fourth quarter revenue is the highest in PGS' history

     o Revenue for the year ended December 31, 2001 increases by 15% over the prior year and surpasses $1 billion for the first time in PGS' history

     o Fourth quarter Geophysical Operations revenue increases by 53% over the 2000 fourth quarter and is supported by a substantial backlog level

     o Fourth quarter Production Operations revenue increases by 30% over the 2000 fourth quarter and by 9% over the 2001 third quarter - all FPSOs are in operation and collectively producing strong net cash flow

     o Fourth quarter operating profit (before unusual items and forced amortization) increases by 63% over the 2000 fourth quarter; comparable operating profit margin for the 2001 fourth quarter is 13%, up from 11% for the 2000 fourth quarter

     o Operating profit (before unusual items and forced amortization) for the year ended December 31, 2001 increases by 2% over comparable 2000 operating profit, despite a significant increase in the ordinary multi-client amortization rate and longer periods of production downtime due to FPSO upgrades

     o PGS generates sufficient free cash flow from fourth quarter operations to cover its multi-client investment and capital spending - achieving a key management objective

     o PGS is negotiating a $250 million back-up loan facility, with net proceeds intended for (i) repayment of $225 million in senior notes due in March 2002 and (ii) general corporate purposes

OPERATING HIGHLIGHTS

     o PGS is awarded $33 million in four-component seismic acquisition contracts offshore Nigeria, in the Norwegian sector of the North Sea and in the North Atlantic's West of Shetlands area - the contracts cover a mix of undeveloped and producing areas

     o PGS secures $33 million in highly pre-funded multi-client work offshore Brazil - the work will cover nearly 4,500 square kilometers in the Campos and Espirito Santos basins and utilize PGS' patented continuous long offset (CLO) technology

     o PGS is awarded $58 million in onshore and transition zone contracts in the United States, Ecuador, India and Bangladesh

     o PGS enters into a data processing technology alliance with BP covering advanced seismic processing techniques for land, marine and ocean bottom seismic data in Egypt, North Africa and the Middle East

     o Reserve estimates on the Foinaven field are significantly upgraded - the Foinaven contract is expected to extend for at least 10 more years

     o PGS reaches definitive agreement with China National Chemicals Import and Export Corporation (Sinochem) for the sale of Atlantis - sales proceeds should approximate $185 million plus certain qualifying capital expenditures incurred during 2002, with Sinochem to assume $20.5 million of short-term debt

RESTATEMENT AND ACCOUNTING ADJUSTMENTS

     o PGS announces in mid February 2002 restatement of results of operations for fiscal years 2000, 1999 and 1998 and announces additional restatements for matters related to fiscal year 2000 - see detailed discussion below

     o PGS revises its fiscal 2001 accounts by quarter (including the fourth quarter) to properly reflect certain effects of the above-mentioned restatements as well as adjustments generated in the year-end financial statement preparation process - see detailed discussion below

NON-OPERATING ITEMS AND ACCOUNTING ADJUSTMENTS

         PGS' 2001 results included the following non-operating items and non-cash accounting adjustments, which have been reflected in the appropriate 2001 fiscal quarters (amounts are net of tax):

         $98.1 million in gain on the sale of PGS' data management business and related software during the 2001 first quarter, classified as an unusual item in PGS' results of operations.

         $65.9 million in valuation allowance against deferred tax assets, classified as provision for income taxes in PGS' results of operations. The valuation allowance was recorded due to uncertainties about PGS' future ability to fully utilize net operating losses in the United States and United Kingdom. PGS recently incurred significant tax losses in these jurisdictions and - since realization of the deferred tax assets is not certain - has established a valuation allowance against the tax assets. PGS believes that as its tax planning strategies are implemented, the realization uncertainties could diminish and the valuation allowance could be released into the results of operations.

         $28.2 million in forced amortization (classified as amortization in PGS' results of operations) required to conform to PGS' minimum amortization policy for its multi-client library. A significant portion of the forced amortization should be viewed in relation to PGS' practice of licensing volume seismic data arrangements. As of December 31, 2001, PGS had deferred approximately $40.0 million in revenue related to committed volume seismic data licensing arrangements, but was required to calculate its 2001 minimum amortization without taking into account the future licensing commitment - effectively accelerating the amortization ahead of the revenue, rather than matching the amortization to the revenue via the normal sales process.

         $16.5 million in interest charges (classified as financial expense in PGS' results of operations) previously capitalized to PGS' FPSO vessels. As part of its 2001 FPSO upgrade projects, PGS capitalized a portion of its interest charges to the various assets. PGS incorrectly computed the amount of capitalizable interest associated with the capital projects by using the full value of these

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                                                                          Page 2

FPSO assets as the qualifying asset, rather than using only the incremental expenditures incurred for the upgrade projects as the qualifying asset.

         $14.4 million in net gain from the resolution of uncertainties regarding outstanding tax issues, classified as benefit for income taxes in PGS' results of operations.

         $13.4 million in reorganization costs, including severance for former members of senior management, and litigation costs, classified as unusual items in PGS' results of operations.

         $12.3 million in charges related to the fair value of tax equalization swap contracts, presented separately in PGS' results of operations. Since the fair value of these derivative financial instruments is tied to exchange rate fluctuations between the Norwegian kroner and United States dollar, the gains and losses associated with these instruments are inherently difficult to predict and are not directly related to PGS' operations. A portion of the charges was a cash expense.

         $9.5 million in multi-client library impairment charges (classified as an unusual item in PGS' results of operations), primarily related to onshore surveys in natural gas-prone areas of the United States. PGS management estimated that future sales from the surveys would be insufficient to recover the surveys' existing book value, resulting in a reduction in the book value.

          $2.8 million in license impairment charges (classified as amortization in PGS' results of operations) related to PGS' decision to re-enter the 2D marine acquisition market. When PGS re-entered the 2D marine seismic acquisition market in mid-2001, a previously acquired license to access 2D data at a discount was terminated due to the non-competition terms of the license.

OPERATIONS OVERVIEW

         For the quarter ended December 31, 2001, revenue of $299.1 million was 42% greater than fourth quarter 2000 revenue. PGS' revenue mix between Geophysical Operations and Production Operations for the 2001 fourth quarter was 56% and 44%, respectively, compared to 52% and 48%, respectively, for the 2000 fourth quarter. The shift in the revenue mix resulted primarily from a significantly improved contract seismic market.

         For the year ended December 31, 2001, revenue of $1,052.6 million was 15% greater than prior year revenue. PGS' revenue mix of Geophysical Operations and Production Operations for the year ended December 31, 2001 was also 56% and 44%, respectively; the revenue mix for the prior year was 51% and 49%. As discussed above, the 2001 revenue mix primarily resulted from the improved contract seismic market.

         Fourth quarter operating loss before unusual items was ($1.7) million, compared to $20.7 million for the 2000 fourth quarter. Excluding both unusual items and forced amortization ($39.1 million and $2.2 million for the 2001 and 2000 periods, respectively), 2001 fourth quarter operating profit of $37.4 million was 63% greater than the comparable 2000 operating profit. The 2001 fourth quarter operating profit margin (excluding unusual items and forced amortization) was 13%, compared to 11% for the 2000 fourth quarter. The improved 2001 operating profit statistics reflected the strengthening of the contract seismic market during 2001 and full FPSO production during the 2001 fourth quarter (production operations were reduced during the 2000 fourth quarter). The 13% margin for the 2001 fourth quarter was consistent with the 2001 first and second quarter margins (before unusual items) and down slightly from 15% for the 2001 third quarter.


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                                                                          Page 3

         For the year ended December 31, 2001, operating profit before unusual items was $100.1 million, compared to $134.3 million for the year ended December 31, 2000. Excluding both unusual items and forced amortization ($39.1 million and $2.2 million for the 2001 and 2000 periods, respectively), 2001 operating profit of $139.2 million was 2% greater than the comparable 2000 operating profit. The associated operating profit margin for 2001 was 13%, compared to 15% for the prior year. The lower 2001 operating profit margin was primarily attributed to a higher multi-client amortization rate (exclusive of forced amortization) and the temporary reduction in FPSO operations during the first half of 2001 (compared to a reduction during only the fourth quarter of 2000). The higher level of operating profit dollars for 2001 was attributed to a significant increase in Geophysical Operations activity in 2001.

         Fourth quarter net loss was ($104.9) million, compared to ($200.3) million for the 2000 fourth quarter. The 2001 fourth quarter net loss included the following significant, after-tax (except for the valuation allowance) charges: $65.9 million in valuation allowance related to deferred tax assets; $28.2 million in forced amortization; $11.5 million in unusual items; and $1.8 million in charges related to derivative financial instruments. The 2000 fourth quarter net loss included the following significant, after-tax (except for the valuation allowance) charges/(benefits): $269.1 million in unusual items; ($55.8) million in non-recurring gains related to the sale of PGS' shares in Spinnaker Exploration Company and the resolution of a UK lease contingency; ($25.2) million in gains related to derivative financial instruments; $3.8 million in valuation allowance related to deferred tax assets; and $1.6 million in forced amortization. Adjusting fourth quarter net loss to exclude these charges/(benefits), net income/(loss) was $2.4 million and ($6.7) million for the 2001 and 2000 fourth quarters, respectively. The net income improvement in 2001 was primarily attributable to the increase in ordinary operating profit discussed above.

         Fourth quarter diluted loss per share was ($1.02), compared to ($1.96) for the 2000 fourth quarter. After adjusting the diluted loss per share amounts for the charges/(benefits) discussed above, diluted earnings/(loss) per share was $0.02 and ($0.07) for the 2001 and 2000 fourth quarters, respectively.

         Net income for the year ended December 31, 2001 was $4.5 million, compared to a net loss of ($211.5) million for the prior year. Net income for 2001 included the following significant, after-tax (except for the valuation allowance) charges/(benefits): ($75.2) million in unusual items; $65.9 million in valuation allowance against deferred tax assets; $28.2 million in forced amortization; ($14.4) million in net gain related to the resolution of various tax contingencies; and $12.3 million in charges related to derivative financial instruments. The net loss for 2000 included the following significant, after-tax (except for the valuation allowance) charges/(benefits): $269.1 million in unusual items; ($55.8) million in non-recurring gains related to the sale of PGS' shares in Spinnaker Exploration Company and the resolution of a UK lease contingency; $11.0 million charges associated with derivative financial instruments; $6.6 million in the cumulative effect of an accounting change; $3.8 million in valuation allowance related to deferred tax assets; and $1.6 million in forced amortization. Adjusting net income/(loss) to exclude these charges/(benefits), net income was $21.2 million and $24.8 million for 2001 and 2000, respectively. The decrease in net income in 2001 was primarily attributable to higher interest expense.

         Diluted earnings per share for 2001 was $0.04, compared to ($2.07) for 2000. After adjusting the diluted earnings per share amounts for the charges/(benefits) discussed above, diluted earnings per share was $0.21 and $0.24 for 2001 and 2000, respectively.


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                                                                          Page 4

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "We closed our fiscal year 2001 with the milestone achievement of more than $1 billion in revenue and a healthy backlog for the year 2002. Although we are extremely disappointed with our net income for the year and the financial restatements and other adjustments, we believe that the future prospects for PGS are strong. We do not expect these restatements or adjustments - most of which are non-cash - to have a material adverse impact on our business, cash flows or operations.

         During 2001, PGS completed significant construction projects related to Ramform Banff and Petrojarl I, as well as a capacity upgrade of Petrojarl Foinaven, and put all of these FPSO vessels back into successful production. Ramform Banff is now operating with 99% uptime performance - the highest performance level of any of our FPSO vessels - although it is only producing at roughly 20% of its capacity due to low oil production from the field. Petrojarl I was designated as Statoil's best performing offshore oil production installation for 2001 and operated at 100% uptime performance during January 2002. Petrojarl Foinaven is producing at life-time high levels, and an additional enhancement to our Foinaven contract has recently come in the form of a substantial increase in the field's reserve estimates. With the completion of several successful development drilling programs and 4D seismic surveys, we believe that Petrojarl Foinaven will remain in production on the Foinaven field for at least 10 more years.

         In the first quarter of 2001, we sold our data management business for a substantial gain. Following a management reorganization that occurred during the second quarter, our Geophysical Operations succeeded in redeploying the seismic fleet from a largely multi-client business model into the expanding contract seismic market. The surge in demand for contract seismic operations that we experienced during 2001 included demand for high-density, single-source 3D surveys. We believe that the demand for such surveys - supported by PGS' unique Ramform seismic HD3D(TM) technology - will continue to increase during 2002, as the industry realizes the level of operational efficiency and data sophistication that can be achieved through the use of HD3D(TM) seismic."

         Michaelsen went on to say, "We are continuing to pursue fulfillment of the conditions to closing of the sale of our Atlantis subsidiary. When the sale closes, we will have completed our planned program of selling non-core assets and will have realized more than $500 million in proceeds. In case the Atlantis transaction does not close before the March maturity date of our $225 million in senior notes, we intend to enter into a $250 million back-up loan facility that we are negotiating to provide us with increased financial flexibility."

REVIEW OF GEOPHYSICAL OPERATIONS

         For the fourth quarter, Geophysical Operations revenue totaled $166.8 million, which was 53% greater than revenue for the 2000 fourth quarter. The revenue increase was primarily attributable to contract seismic revenue (which increased by 158% between the fourth quarters of 2000 and 2001). Excluding data management revenue from the 2000 fourth quarter, Geophysical Operations revenue was 61% greater in the 2001 fourth quarter.

         Multi-client seismic revenue for the fourth quarter was $68.0 million, which was 10% greater than revenue for the 2000 fourth quarter. Fourth quarter multi-client pre-funding revenue was 13% lower than the 2000 revenue, reflecting PGS' higher levels of contract seismic activity during 2001. Fourth quarter multi-client late sales were 16% greater than late sales for the 2000 fourth quarter, with


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                                                                          Page 5
sales from the Asia Pacific, UK and Americas regions contributing the greatest increases. Excluding the effects of forced amortization, the average multi-client amortization rate for the 2001 fourth quarter was 66%, compared to 59% for the 2000 fourth quarter.

         For the year ended December 31, 2001, Geophysical Operations revenue totaled $594.5 million, which was 29% greater than prior year revenue due to increased contract seismic revenue (increased by 93%). Excluding data management revenue from the prior year, Geophysical Operations revenue for the year ended December 31, 2001 was 35% greater. Multi-client seismic revenue for 2001 was $239.4 million, which was 4% less than prior year revenue and reflected the reduction in multi-client investment levels and associated pre-funding revenue during 2001. Multi-client pre-funding revenue was 26% lower than prior year revenue, reflecting PGS' higher levels of contract seismic activity during 2001. Multi-client late sales were 11% greater than late sales for 2000, with sales from the Asia Pacific, UK and Norway regions contributing the greatest increases. Excluding the effects of forced amortization, the average multi-client amortization rate for 2001 was 65%, compared to 57% for the year ended December 31, 2000.

         Fourth quarter Geophysical Operations showed signs of recovery from the weak industry conditions that began in early 1999, generating sufficient free cash flow from operations to cover both its multi-client investment and capital spending. PGS expects this trend to continue into 2002.

         The results of Geophysical Operations do not include $40 million in seismic data licensing revenue that has been deferred as of December 31, 2001.

         Entering 2002, PGS has succeeded in building a substantial geophysical services backlog. In addition to a substantial backlog of traditional marine acquisition work (including the seismic data licensing arrangements discussed above), PGS' 2002 Geophysical Operations backlog includes more than $110 million in onshore and transition zone contract acquisition work as well as $33 million in four-component contract acquisition work. The substantial portion of the onshore/transition zone work will be performed using our HD3D(TM) technology. PGS believes that the customer preference for the tighter spatial sampling and higher trace density of HD3D (TM) technology rebuts the common perception that onshore/transition zone seismic data is simply a commodity. PGS believes that its ability to obtain awards for four-component acquisition work using PGS' proprietary FOURcE (TM) system underscores the success of its efforts to make this technology more efficient and more affordable.

REVIEW OF PRODUCTION OPERATIONS

          During 2001, PGS completed several, significant FPSO upgrade projects. Beginning in the 2000 fourth quarter, Ramform Banff undertook a performance upgrade to correct vessel roll motion problems. This upgrade project was completed during the 2001 first quarter, and Ramform Banff operated with greater than 99% uptime performance over the remainder of the year. (However, the Ramform Banff is operating at only 20% of its capacity, due to low oil production from the field.) Also beginning in the 2000 fourth quarter, Petrojarl I undertook an upgrade of its process facility to enable gas injection capabilities and improve its water injection capabilities, as well as regular class work maintenance to qualify the FPSO vessel for a lifetime extension of 15-20 years under Norwegian Shelf conditions. This upgrade project was completed during the 2001 second quarter and Petrojarl I began production on the Glitne field during the 2001 third quarter. During portions of the 2001 second and third quarters, Petrojarl Foinaven undertook a production capacity upgrade which increased its maximum throughput capacity from 144,000 to 180,000 barrels of liquid per day.

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                                                                          Page 6

         PGS anticipates that Production Operations revenue for 2002 will be significantly higher than 2001 revenue, as the performance capability of the FPSO vessels as a group has been improved and there is no significant downtime planned. And, in addition to the benefits provided by the Petrojarl Foinaven's capacity upgrade, PGS expects to realize (over time) additional production upside on its Foinaven contract since the reserve estimates were significantly increased during the 2001 fourth quarter.

         For the fourth quarter, Production Operations revenue totaled $132.3 million, which was 30% greater than revenue for the 2000 fourth quarter and 9% greater than revenue for the 2001 third quarter. The revenue increases between the fourth quarters of 2001 and 2000 reflected PGS' upgrade projects for Ramform Banff and Petrojarl I. As discussed above, these upgrade projects began in the 2000 fourth quarter and were completed during the first half of 2001, with both FPSO vessels in full production during the entire 2001 fourth quarter. The revenue increase between the 2001 fourth and third quarters reflected that fact that all FPSO vessels were fully operational for the entire 2001 fourth quarter.

         For the year ended December 31, 2001, Production Operations revenue totaled $458.1 million, which was 2% greater than prior year revenue. The comparative revenue figures reflected the status of the various upgrade projects discussed above: operations for fiscal 2000 were reduced during the fourth quarter and operations for fiscal 2001 were reduced for various portions of the first eight months.

RESTATEMENTS

         PGS' restatement of its previously issued operating results for the first nine months of 2001 and fiscal years 2000, 1999 and 1998 resulted primarily from three matters.

         The first restatement matter was previously disclosed in mid February 2002 and involved PGS' accounting for agreements entered into in 1998 and 1999 to hedge exposure to Norwegian taxes arising out of the conversion, for Norwegian tax purposes, of PGS' US dollar-denominated debt into Norwegian kroner. Fluctuating exchange rates between the dollar and the kroner result in unrealized translation gains and losses, which are generally taxable or deductible currently for Norwegian tax purposes. The hedging agreements, which are referred to as tax equalization swap contracts, were designed to provide an economic hedge against this exchange rate exposure and were previously accounted for as hedges. These tax equalization swap contracts did not, however, qualify for hedge accounting and should have been reflected in PGS' financial statements at fair value in each reporting period. In PGS' previously announced results of operations for the first nine months of 2001, we included a non-cash net charge of ($17.9) million to reflect the fair value of these contracts as of January 1, 2001. The restatement allocated this charge to each of the fiscal years 2000, 1999 and 1998. The effects of this restatement were non-cash, net adjustments to previously reported net income for the nine months ended September 30, 2001 and fiscal years 2000, 1999 and 1998 of $18.7 million, $2.8 million, ($17.5) million and ($3.9) million, respectively.

         The second restatement matter, also disclosed in mid February 2002, involved PGS' revenue recognition policy for some types of volume seismic data licensing arrangements. Under SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which became effective January 1, 2000, the revenue associated with these types of arrangements should have been


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                                                                          Page 7
deferred until PGS entered into a license agreement for specific data with the customer, which occurs after the execution of the initial volume sales agreement. The effects of this restatement were non-cash, net adjustments to previously reported net income for the nine months ended September 30, 2001 and fiscal year 2000, respectively, of $0.5 million and ($4.6) million (including ($6.6) million as the cumulative effect of the change in accounting principle during 2000).

         The third restatement matter involved PGS' interest capitalization policy for its FPSO vessel upgrade projects. PGS calculated the amount of capitalizable interest for these capital projects by using the full value of the capital assets as the qualifying asset, rather than using only the incremental expenditures incurred for the upgrade projects as the qualifying asset. The effect of this restatement was a non-cash, net adjustment to previously reported net income for fiscal year 2000 of ($10.7) million.

         Finally, PGS restated its prior year accounts to record forced amortization, pension obligations and a tax valuation allowance, as well as to write-off various other assets. The effects of these restatements were non-cash, net adjustments to previously reported net income for fiscal year 2000 of ($7.7) million.

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services' fourth quarter and full year earnings conference call is scheduled for March 11, 2002 at 9:30 a.m. Eastern Time. Interested parties may listen to the conference call on Petroleum Geo-Services' web site at www.pgs.com. PGS suggests that you connect with the site at least fifteen minutes prior to the live, listen-only webcast of the conference call to ensure adequate time for any software download that may be needed to hear the call. There will be a digital replay of the conference call beginning at 11:30 a.m. Eastern Time on the day of the call through, March 18, 2002 at +1-800-925-0904, or +1-402-998-0864 for international callers.

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to

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                                                                          Page 8
certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in, or implied by, such forward-looking statements.

                         - FINANCIAL TABLES TO FOLLOW -

           TO ACCESS MORE INFORMATION, VISIT OUR WEB SITE: WWW.PGS.COM




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
                           Petroleum Geo-Services ASA
                 Consolidated Statements of Operations (1), (9)

===================================================================================================================================
                                                                             Quarter ended                    Year ended
                                                                              December 31,                    December 31,
                                                                       ----------------------------   -----------------------------
                                                                          2001             2000           2001             2000
                                                                                        (unaudited                      (unaudited
(In thousands of dollars, except for share data)                      (unaudited)       & restated)    (unaudited)      & restated)
===================================================================================================================================

 Revenue                                                               $ 299,140        $ 210,875     $ 1,052,628       $  913,482
-----------------------------------------------------------------------------------------------------------------------------------

 Cost of sales                                                           156,201          103,486         535,999          432,457
 Depreciation and amortization (2)                                       123,254           65,219         334,506          263,589
 Research and technology costs                                               935            2,729           3,752            6,677
 Selling, general and administrative costs                                20,405           18,695          78,305           76,473
 Unusual items, net (3)                                                   15,992          365,780        (105,912)         365,780
-----------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                          316,787          555,909         846,650        1,144,976
-----------------------------------------------------------------------------------------------------------------------------------
 Operating profit (loss)                                                 (17,647)        (345,034)        205,978         (231,494)
 Financial expense, net (4)                                              (38,695)         (34,509)       (143,179)        (134,599)
 Other income (loss), net (5)                                             (4,367)          81,660          (4,548)          89,734
-----------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before income taxes                                       (60,709)        (297,883)         58,251         (276,359)
 Provision (benefit) for income taxes (6)                                 42,432          (72,449)         41,540          (82,429)
 Gain (loss) on tax equalization swap contracts, net of tax (7)           (1,779)          25,182         (12,258)         (11,030)
-----------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before cumulative effect of accounting change            (104,920)        (200,252)          4,453         (204,960)
 Cumulative effect of accounting change, net of tax (8)                        -                -               -           (6,555)
-----------------------------------------------------------------------------------------------------------------------------------
       NET INCOME (LOSS)                                               $(104,920)      $ (200,252)    $     4,453       $ (211,515)
===================================================================================================================================

 Basic earnings (loss) per share before cumulative effect of
   accounting change                                                       (1.02)           (1.96)           0.04            (2.01)
 Cumulative effect of accounting change, net of tax (8)                        -                -               -            (0.06)
-----------------------------------------------------------------------------------------------------------------------------------
 BASIC EARNINGS (LOSS) PER SHARE                                       $   (1.02)       $   (1.96)    $      0.04       $    (2.07)
===================================================================================================================================

 Diluted earnings (loss) per share before cumulative effect of
   accounting change                                                       (1.02)           (1.96)           0.04            (2.01)
 Cumulative effect of accounting change, net of tax (8)                        -                -               -            (0.06)
-----------------------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS (LOSS) PER SHARE                                     $   (1.02)       $   (1.96)    $      0.04       $    (2.07)
===================================================================================================================================

 Basic shares outstanding                                            103,345,987      102,347,987     102,768,283      102,020,830
-----------------------------------------------------------------------------------------------------------------------------------
 Diluted shares outstanding                                          103,345,987      102,347,987     102,788,055      102,020,830
===================================================================================================================================

                           Petroleum Geo-Services ASA
                      Consolidated Balance Sheets (1), (9)

==================================================================================================================
                                                                                  December 31,         December 31,
                                                                                     2001                 2000
                                                                                                       (unaudited
(In thousands of dollars, except for share data)                                  (unaudited)          & restated)
==================================================================================================================
 ASSETS
 Cash and cash equivalents                                                         $ 110,909            $ 145,215
 Accounts receivable, net                                                            254,177              242,751
 Other current assets                                                                 99,959               88,995
------------------------------------------------------------------------------------------------------------------
     Total current assets                                                            465,045              476,961
 Oil and gas assets                                                                  171,041              113,613
 Multi-client library, net                                                           918,072              848,720
 Property and equipment, net                                                       2,282,241            2,252,221
 Goodwill and other long-term assets, net                                            466,407              587,191
------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                $ 4,302,806          $ 4,278,706
==================================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and
     capital lease obligations                                                     $ 267,657             $ 23,892
 Accounts payable and accrued expenses                                               302,986              403,221
 Income taxes payable                                                                 16,944               12,263
------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       587,587              439,376
 Long-term debt and capital lease obligations                                      1,945,254            2,171,981
 Other long-term liabilities                                                          25,355               81,061
 Deferred income taxes                                                                78,575               96,260
------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                             2,636,771            2,788,678
------------------------------------------------------------------------------------------------------------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
     subordinated debt securities (4)                                                141,000              140,050
 Mandatorily redeemable cumulative preferred stock related to
   multi-client securitization                                                       163,588                   --
 Shareholders' equity:
     Common stock, par value NOK 5; issued & outstanding 103,345,987 and
        102,347,987 shares at December 31, 2001 and
        December 31, 2000, respectively                                               71,089               70,542
     Additional paid-in capital                                                    1,225,115            1,215,884
     Retained earnings                                                                98,863               94,410
     Accumulated other comprehensive loss                                            (33,620)             (30,858)
------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                    1,361,447            1,349,978
------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $ 4,302,806          $ 4,278,706
==================================================================================================================

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (1)

==================================================================================================================================
                                                                               Quarter ended                   Year ended
                                                                                December 31,                   December 31,
                                                                          -------------------------      -------------------------
                                                                             2001          2000             2001          2000
                                                                                        (unaudited                     (unaudited
(In thousands of dollars)                                                 (unaudited)   & restated)      (unaudited)   & restated)
==================================================================================================================================
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                   $ (104,920)   $ (200,252)         $ 4,453    $ (211,515)
      Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
          Depreciation and amortization charged to expense                   123,254        65,219          334,506       263,589
          Non-cash unusual items and gain on sale of subsidiary, net          15,992       321,070          (97,027)      321,070
          Provision (benefit) for deferred income taxes                       25,306      (128,440)          22,114      (138,421)
          Working capital changes and other items                             56,214        36,676          (52,344)      (76,566)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                              115,846        94,273          211,702       158,157
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                                     (59,349)      (75,541)        (230,166)     (264,541)
      Capital expenditures                                                   (52,499)      (62,165)        (239,623)     (115,217)
      Sale of subsidiary                                                           -       150,508          175,000       150,508
      Other items, net                                                          (657)       (1,845)         (19,485)      (12,086)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in)/provided by investing activities                   (112,505)       10,957         (314,274)     (241,336)
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of long-term debt                                 -             -                -       223,845
      Net proceeds from issuance of subsidiary preferred stock                     -             -          239,271             -
      Redemption of preferred stock                                          (22,354)            -          (77,280)            -
      Net increase (decrease) in revolving and short-term debt                71,030       (14,339)          (5,667)      (34,409)
      Other items, net                                                       (23,580)       (6,773)         (87,965)      (23,865)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by/(used in) financing activities                     25,096       (21,112)          68,359       165,571
----------------------------------------------------------------------------------------------------------------------------------
      Effect of exchange rate changes in cash and cash equivalents               (28)          (14)             (93)         (221)
      Net (decrease) increase in cash and cash equivalents                    28,409        84,104          (34,306)       82,171
      Cash and cash equivalents at beginning of period                        82,500        61,111          145,215        63,044
----------------------------------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $ 110,909     $ 145,215        $ 110,909     $ 145,215
==================================================================================================================================

                           Petroleum Geo-Services ASA
               Restated Consolidated Statements of Operations (1)

=======================================================================================================================
                                                                                        Quarter ended
                                                                   ----------------------------------------------------
                                                                      March 31, 2001                 June 30, 2001
                                                                        (Unaudited)                   (Unaudited)
                                                                   -----------------------      -----------------------
                                                                                Previously                   Previously
(In thousands of dollars, except for share data)                    Restated     reported        Restated     reported
=======================================================================================================================
 Revenue                                                           $ 208,205    $ 209,415       $ 254,577    $ 257,653
-----------------------------------------------------------------------------------------------------------------------

 Operating profit (loss)                                             148,389      126,988          33,495       34,911

 Income (loss) before cumulative effect of accounting change          90,889      105,314           4,764       10,022
 Cumulative effect of accounting change, net of tax (8)                    -            -               -            -
-----------------------------------------------------------------------------------------------------------------------

       NET INCOME (LOSS)                                            $ 90,889    $ 105,314         $ 4,764     $ 10,022
=======================================================================================================================

 Basic earnings (loss) per share before cumulative effect of
   accounting change                                                    0.89         1.03            0.05         0.10
 Cumulative effect of accounting change, net of tax (8)                    -            -               -            -
-----------------------------------------------------------------------------------------------------------------------
 BASIC EARNINGS (LOSS) PER SHARE                                      $ 0.89       $ 1.03          $ 0.05       $ 0.10
=======================================================================================================================

 Diluted earnings (loss) per share before cumulative effect
   of accounting change                                                 0.89         1.03            0.05         0.10
 Cumulative effect of accounting change, net of tax (8)                    -            -               -            -
-----------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS (LOSS) PER SHARE                                    $ 0.89       $ 1.03          $ 0.05       $ 0.10
=======================================================================================================================


=====================================================================================================================
                                                                                      Quarter ended
                                                                  ---------------------------------------------------
                                                                    September 30, 2001           December 31, 2000
                                                                        (Unaudited)                  (Unaudited)
                                                                  ----------------------       ----------------------
                                                                              Previously                   Previously
(In thousands of dollars, except for share data)                   Restated    reported         Restated    reported
=====================================================================================================================
 Revenue                                                          $ 290,705   $ 290,002        $ 210,875   $ 210,234
---------------------------------------------------------------------------------------------------------------------

 Operating profit (loss)                                             41,740      44,557         (345,034)   (343,327)

 Income (loss) before cumulative effect of accounting change         13,720      17,110         (200,252)   (225,821)
 Cumulative effect of accounting change, net of tax (8)                   -           -                -           -
---------------------------------------------------------------------------------------------------------------------

       NET INCOME (LOSS)                                           $ 13,720    $ 17,110       $ (200,252) $ (225,821)
=====================================================================================================================

 Basic earnings (loss) per share before cumulative effect of
   accounting change                                                   0.13        0.17            (1.96)      (2.21)
 Cumulative effect of accounting change, net of tax (8)                   -           -                -           -
---------------------------------------------------------------------------------------------------------------------
 BASIC EARNINGS (LOSS) PER SHARE                                     $ 0.13      $ 0.17          $ (1.96)    $ (2.21)
=====================================================================================================================

 Diluted earnings (loss) per share before cumulative effect
   of accounting change                                                0.13        0.17            (1.96)      (2.21)
 Cumulative effect of accounting change, net of tax (8)                   -           -                -           -
---------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS (LOSS) PER SHARE                                   $ 0.13      $ 0.17          $ (1.96)    $ (2.21)
=====================================================================================================================

=========================================================================================
                                                                       Year ended
                                                                  -----------------------
                                                                    December 31, 2000
                                                                        (Unaudited)
                                                                  -----------------------
                                                                               Previously
(In thousands of dollars, except for share data)                   Restated     reported
=========================================================================================
 Revenue                                                          $ 913,482    $ 906,233
-----------------------------------------------------------------------------------------

 Operating profit (loss)                                           (231,494)    (223,767)

 Income (loss) before cumulative effect of accounting change       (204,960)    (187,574)
 Cumulative effect of accounting change, net of tax (8)              (6,555)           -
-----------------------------------------------------------------------------------------

       NET INCOME (LOSS)                                          $(211,515)   $(187,574)
=========================================================================================

 Basic earnings (loss) per share before cumulative effect of
   accounting change                                                  (2.01)       (1.84)
 Cumulative effect of accounting change, net of tax (8)               (0.06)           -
-----------------------------------------------------------------------------------------
 BASIC EARNINGS (LOSS) PER SHARE                                  $   (2.07)   $   (1.84)
=========================================================================================

 Diluted earnings (loss) per share before cumulative effect
   of accounting change                                               (2.01)       (1.84)
 Cumulative effect of accounting change, net of tax (8)               (0.06)           -
-----------------------------------------------------------------------------------------
 DILUTED EARNINGS (LOSS) PER SHARE                                $   (2.07)   $   (1.84)
=========================================================================================

                           Petroleum Geo-Services ASA
                   Notes to Consolidated Financial Statements


(1) Certain reclassifications have been made to conform prior year amounts with the current year presentation. The Company restated its fiscal 2000 financial statements, primarily for matters related to tax equalization swap contracts, revenue recognition, interest capitalization and forced amortization. The effects of the restatements for the quarter and year ended December 31, 2000 were a ($25.6) million net, non-cash benefit and a $23.9 million net, non-cash charge, respectively. The Company also revised its previously published results of operations for each of the quarters in the nine month period ended September 30, 2001 in order to properly reflect adjustments that were necessary for a fair presentation of the results of operations. The effect of these adjustments was a $23.1 million net, non-cash charge.

(2) Depreciation and amortization for the quarters (and years) ended December 31, 2001 and 2000 includes $39.1 million and $2.2 million, respectively, in forced amortization charges required to conform to the Company's minimum amortization policy for the multi-client library.

(3) Unusual items, net for the quarter ended December 31, 2001 includes $13.2 million in multi-client library impairment charges and $2.8 million in litigation costs. Unusual items, net for the year ended December 31, 2001 includes the fourth quarter items as well as a $138.6 million gain related to the sale of the global Petrobank data management business and related software to Halliburton and $16.7 million in reorganization and litigation costs. Unusual items, net for the quarter and year ended December 31, 2000 includes the following impairment charges: $166.5 million related to the multi-client library, $148.8 million related to property, equipment and other assets, and $50.5 million related to loss contracts.

(4) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Financial expense, net for the quarters and years ended December 31, 2001 and 2000 includes approximately $3.7 million and $14.9 million, respectively, in minority interest related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at a rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2001, the trust held $148.2 million principal amount of such debentures.

(5) Other income, net for the quarter and year ended December 31, 2000 includes a $54.7 million gain associated with the sale of PGS' shares in Spinnaker Exploration Company and a $26.0 million gain associated with the resolution of a UK lease contingency.

(6) Provision for income taxes for the quarter and year ended December 31, 2001 includes ($4.5) million in tax benefit and $30.8 million in net tax expense, respectively, related to unusual items, as well as $65.9 million in valuation allowance related to deferred tax assets. Provision for the year ended December 31, 2001 also includes ($14.4) million in net gains associated with the resolution of various tax contingencies. Benefit for income taxes for the quarter and year ended December 31, 2000 includes ($96.7) million in tax benefit related to unusual items and $3.8 million in valuation allowance related to deferred tax assets.

(7) Gain (loss) on tax equalization swap contracts for the quarters ended December 31, 2001 and 2000 includes an ($8.5) million charge and a $5.2 million benefit, respectively, related to the fair value of the swap contracts, with associated tax benefits of $6.7 million and $20.0 million, respectively. Gain (loss) on tax equalization swap contracts for the years ended December 31, 2001 and 2000 include charges of ($18.0) million and ($61.3) million, respectively, related to the fair value of the swap contracts, with associated tax benefits of $5.7 million and $50.3 million, respectively.

(8)  Effective January 1, 2000, the Company adopted Staff Accounting Bulletin
     (SAB) No. 101, "Revenue Recognition in Financial Statements." Application of this SAB required that we defer revenue recognition on some types of volume seismic data licensing arrangements until the customer has entered into a license agreement for specific data. Accordingly, the Company recognized a charge to income of $6.6 million, net of tax benefits of $2.5 million, as the cumulative effect of the change in accounting principle.

(9) During January 2002, the Company entered into a definitive agreement to sell its Atlantis subsidiary, which is a part of Production Operations, for cash proceeds of approximately $185 million plus qualifying capital expenditures incurred from January 1, 2002 through the closing date. As of December 31, 2001, Atlantis' assets and liabilities to be sold included the following: $3.6 million in cash, $0.5 million in other current assets, $171.1 million in oil and gas assets, $11.4 million in net deferred tax assets, $20.5 million in short-term debt and $9.2 million in current liabilities. These assets and liabilities held for sale do not include $29.2 million in settlement liabilities and disposal costs. Atlantis' pretax loss of $2.2 million and pretax income of $3.7 million for the years ended December 31, 2001 and 2000, respectively, are included in the Company's results of operations for those periods.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  PETROLEUM GEO-SERVICES ASA
                                         (Registrant)


                                  By:        /s/ J. CHRISTOPHER BOSWELL
                                      -----------------------------------------
                                               J. Christopher Boswell
                                           Senior Vice President and Chief
                                                  Financial Officer


                                  By:           /s/ WILLIAM E. HARLAN
                                      ----------------------------------------
                                                  William E. Harlan
                                      Vice President, Chief Accounting Officer
                                                   and Controller


Date:  March 14, 2002